Vibe Ventures Inc.

Room 1707, 17th Floor CTS Center

219 Zhong Shan Wu Road

Guangzhou, PR China

United States Securities and Exchange Commission

Washington. D.C. 205494

Attention: Mark P. Shuman

Legal Branch Chief

RE: Vibe Ventures Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed May 17, 2013

File No. 333-164081

August 1, 2013

Dear Mr. Shuman,

We have received the comment letter from the SEC dated June 12, 2013 and we have responded and amended the Registration Form.

1. We have made the necessary disclosure for the Jumpstart Our Business Startups Act and have included a new Risk Factor relating to it.

2. Currently our only shareholder is Hong Mei Ma who holds all 4,000,000 issued and outstanding shares. On October 29, 2009, the Company issued 4,000,000 common shares at $0.001 per share to the sole director of the Company for the total proceeds of $4,000. No subscription agreement or other document was presented to Hong Mei Ma as he is our sole director and officer. At present, no document has been presented to any prospective investors. Once this filing on form S-1 becomes effective, a prospectus will be provided to potential investors. We have not authorized anyone to act on our behalf in communicating to potential investors. There have not been any research reports written, published or distributed about our company.

3. The financial amounts disclosed throughout the filing now tie to the respective amounts in the financial statements.

4. We have included 3 additional risk factors to clarify the disclosure of any possible restrictions under PRC law on direct foreigner ownership of our business. We believe there are no restrictions on direct foreign ownership of the type of travel and tourism business that we plan to develop. We did not rely on third party experts to reach this conclusion but rather conducted our own due diligence based on various conversations with other business owners, professionals and government departments.

5. We have noted your comment and revised the disclosure. The Company is offering the securities and calculating the proposed offering price upon the basis of the proposed offering price to prospective security holders.

6. On the cover page the page number for the risk factors section has now been included.

7. Repetitive language has now been removed.

8. The correct incorporation date is October 19, 2009 which has been reconciled throughout.

9. The deficit incurred has been updated.

10. The financial statements have now been revised the selected summary of financial data matches the numbers in the financial statements.

11. We have deleted the disclosure in the second paragraph and have replaced it with risk factor number 16 to address the effect on investors of the inapplicability of the proxy rules and section 16 of the Exchange Act.

12. The risk factor has been expanded to account for your comments.

13. We have expanded our risk factors to account for your concerns.

14. We have revised the table to account for the $5,000 in offering expenses

15. The inconsistencies have been revised.

16. We are in the process of applying for a Chinese URL. Any references to www.vibeventures.com have been removed.

17. We’ve deleted any references to the minimum so it is consistent.

18. Net tangible book value is calculated as the total assets of a company, minus any intangible assets such as goodwill, patents and trademarks, less all liabilities and the par value of preferred stock.

19. We have removed any references to conditions that entitle an investor to have their funds returned as upon payment of the shares the funds are used for operating purposes. We have made the amendments throughout the S-1 to ensure consistency.

20. The offering expenses have been revised to match the $5,000 estimated expenses and in turn the Net Offering Proceeds have been revised. The page number reference has been revised.

21. We have corrected our offering price per share to be $0.01 which is now consistent elsewhere in the prospectus.

22. The information in this section has been updated.

23. Currently, we have not made any progress since our initial filing. We will need to raise funds in order to develope our software. The sentence on page 21 was not written clearly and it appeared as though we were stating that we were nearing the end of developing our software. We have changed the wording from “while” to “once” so it is more clear. We have included a statement which explains why we have accumulated $53,810 in professional fees.

24. The table has now been revised to match the table on page 18.

25. A discussion of the line of credit has now been disclosed in the Management’s Discussion and Analysis or Plan or Operations.

26. The assets and liabilities total has now been updated.

27. The Involvement in Certain Legal Proceedings has been revised.

28. This section has been revised as well as the Code of Ethics dates.

29. The balance sheet for October 31, 2012 incorrectly disclosed what appeared to be related party liabilities in the amount of $42, 090. These liabilities are, in fact, owed to third parties who are at arms length to the Company. We will amend the financial statements to correctly reflect this.

30. We have updated the number of shares issued and outstanding.

31. We have revised this section in light of your comments.

32. This reference has been revised.

33. Our Company has a line of credit available from which we use to pay the independent registered public accounting firm for their services.

34. The financial statements have been revised. The columns previously marked as Unaudited have now been revised to read “Audited”. This was a typographic error.

35. A Subsequent Events note has now been included in the notes.

36. The exhibits list has been revised to show that the Articles and Bylaws were filed on April 4, 2011.

37. The limitation on scope has been removed and a new legal opinion has been issued.

38. A new legality opinion has been issued.

The Company acknowledges that::

The company is responsible for the adequacy and accuracy of the disclosure in the filing

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing

The company may not assert staff comments as a defense in any proceeding initiated by the Commisssion or any person under the federal securities laws of the United States.

Please forward all comments to vibeventuresinc@gmail.com.

Sincerely,

Hong Mei Ma

vibeventuresinc@gmail.com